Contact

www.linkedin.com/in/markdouglasmiller (LinkedIn)
www.ticketsocket.com (Company)
www.pedegoelectricbikes.com (Company)

Top Skills

Entrepreneurship
Business Strategy
Business Development

Mark Miller

CEO TicketSocket
Huntington Beach, California, United States

Summary

Through close relationships with top agencies, Mark Miller has managed and designed web based software applications and innovative development projects for a diverse group of industries in the US, Germany, Russia, China, Canada and Mexico. A snap shot of Mark's success includes enterprise ticketing and transactional frameworks, cutting edge payment systems, payment Gateway APIs, automated marketing platforms, merchant processing gateway software, award winning content management systems and most notably dynamic social marketing tools used by a select list of large organizations. A Detroit Michigan native, Mark understands the necessity to measure twice and cut once as well as how enjoy every opportunity and moment. His passion is to arm dynamic young companies with the technology and systems to succeed against all odds.

Serving on the Board and as a consultant for several organizations as well as founder of TicketSocket Inc., Mark Miller has played an influential role in developing the backend technology systems involved in running day-to-day business operations as well as the technology needed for scalability and expansion. In addition Mark has pioneered one-of-a-kind digital processes new to the industries in which they operate, allowing the complete automation of certain sales and on-boarding processes. Through viral and social mediums, Mark has helped drive clients into strong strategic partnerships and relationships, building platforms for exponential growth.

Skills:
Entrepreneurship, business development, technology business consulting, sales management, product development, software architecture, software design & development, team building, platform development, web analytics, operations, investor relations, strategic & tactical planning

Experience

NanoNest Homes
Board Member
January 2023 - Present (3 years 9 months)
Los Angeles County, California, United States

TicketSocket
13 years 11 months

CEO and Chairman of the Board
May 2017 - Present (9 years 5 months)

Co-Founder & President
November 2012 - May 2017 (4 years 7 months)
Orange County, California Area

White labeled Ticket & Event Registration - Sales Management Solutions and Services.

TicketSocket offers organizers and ticketing companies control without the additional time & costs of building a custom solution. Most organizations large or small are looking for More Control over their Money, Data, Brand, and Functionality. Through a proprietary plug framework, white label tools, and open API's, TicketSocket provides a new level of interactivity and customization for event promoters, venues, developers, and other ticketing companies.

ShopGuarantee
Product Consultant
October 2016 - Present (10 years)

ShopGuarantee provides transactional insurance for e-commerce brands to help increase conversions, mitigate risk and increase overall customer confidence in their purchases.

Pedego Electric Bikes
Technology Consultant
2009 - Present (17 years)
Irvine, CA

PEDEGO™ was conceived in 2007 to create a line of electric bikes that combine style and function to open up cycling to anyone who might otherwise not be getting the benefits from bike riding. PEDEGO™ designed all of

its electric bikes to offer a new and promising alternative form of urban transportation. Pedego electric bikes provide all the advantages of a regular bicycle: fun, exercise, free parking, zero emissions and freedom from gridlock while eliminating one of the bicycle's more serious drawbacks, lack of power.

MDM Payments
Chief Executive Officer
November 2008 - Present (17 years 11 months)

Modern Commerce
Partner & Head of Product
January 2015 - July 2025 (10 years 7 months)

Enertia Interactive
Founder & President
2004 - 2013 (9 years)
Ann Arbor, MI

Through close relationships with top ad agencies like Saatchi and Saatchi and JWT, I have designed web based software applications and database centralization for a diverse group of industries in the US, Germany, Russia, China, Canada and Mexico. A snap shot of my success includes cutting edge real estate, financial and insurance e-marketing systems, award winning management systems and most recently custom search engine optimization tools that are used by numerous innovative companies. As a Michigan native, I understand the necessity to measure twice and cut once. My passion is to arm dynamic young industries with the technology and systems to succeed against all odds.

Education

Lawrence Technological University
Bachelor of Architecture (B.Arch.), Architecture · (2000 - 2005)